Filed by Cascade Bancorp
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Home Federal Bancorp, Inc.
Commission File No.: 001-33795

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Cascade Bancorp ("Cascade") cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cascade and Home Federal Bancorp, Inc. ("Home"), including future financial and operating results, Cascade’s or Home’s plans, objectives, expectations and intentions, the expected timing of completion of the merger and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: (i) the ability to obtain the requisite Cascade and Home shareholder approvals; (ii) the risk that Cascade or Home may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; (iii) the risk that a condition to the closing of the merger may not be satisfied; (iv) the timing to consummate the proposed merger; (v) the risk that the businesses will not be integrated successfully; (vi) the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; (vii) disruption from the transaction making it more difficult to maintain relationships with customers, employees or vendors; (viii) the diversion of management time on merger-related issues; (ix) general worldwide economic conditions and related uncertainties; (x) liquidity risk affecting Cascade’s ability to meet its obligations when they come due; (xi) excessive loan losses; (xii) the effect of changes in governmental regulations; and (xiii) other factors we discuss or refer to in the “Risk Factors” section of Cascade’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 29, 2013. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Cascade’s and Home’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Cascade nor Home undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information about the Proposed Merger and Where to Find It
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Cascade and Home, Cascade will file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement of Cascade and Home that also constitutes a prospectus. Cascade and Home will deliver the joint proxy statement/prospectus to their respective shareholders. Cascade and Home urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC because they will contain important information about the proposed merger. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from: (i) Cascade’s website (www.botc.com) under the heading “About Us” and then under the heading “Investor Relations” and then under the heading “Investor Information” and then under the tab “SEC Filings;” (ii) Cascade upon written request to Cascade Bancorp, Attn: Investor Relations, 1100 North West Wall Street, P.O. Box 369, Bend, Oregon 97701; (iii) Home’s website (www.myhomefed.com/ir) under the heading “SEC Filings, Ownership and Forms;” or (iv) Home upon written request to Home Federal Bancorp, Inc., Attn: Eric S. Nadeau, CFO, 500 12th Avenue South, Nampa, Idaho 83651.
Participants in the Solicitation
Cascade, Home and their respective directors and executive officers may be soliciting proxies from Cascade and Home shareholders in favor of the proposed merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Cascade and Home shareholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Cascade’s directors and executive officers in Cascade’s definitive proxy statement filed with the SEC on March 27, 2013 for its 2013 Annual Meeting of Shareholders. You can find information about Home’s directors and executive officers in Home’s definitive proxy statement filed with the SEC on April 19, 2013. Additional information about Cascade’s directors and executive officers and Home’s directors and executive officers can also be found in the above-referenced Registration Statement on Form S-4 when it becomes available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You can obtain free copies of these documents from Cascade and Home using the contact information above.
November 13, 2013 / 1:30PM PST, CACB - Transcript of Cascade Bancorp Q3 2013 Earnings Conference Call

CORPORATE PARTICIPANTS

Terry E. Zink
Cascade Bancorp - President & Chief Executive Officer
Gregory D. Netwon
Cascade Bancorp - EVP & Chief Financial Officer
Andrew J. Gerlicher
Cascade Bancorp - EVP & General Counsel

PRESENTATION
ANDY J. GERLICHER: Good afternoon, and welcome to Cascades Bancorp's Third Quarter Earnings Conference Call.

Our presentation today will include forward-looking statements. Those statements include descriptions of management's plans, objectives or goals for future operations, products or services, forecast our financial or other performance measures, and statements about Cascades' general outlook for economic and other conditions.

Statements about the expected timing, completion and the thoughts of the proposed merger with Home Federal Bancorp constitute forward-looking statements. We also may make other forward-looking statements in the question-and-answer period following management's discussion.

These forward-looking statements are subject to a number of risks and uncertainties, and actual results may vary materially from those discussed today.

Information on the risk factors that could cause actual results to differ are contained in the press release that was released yesterday, as well as the Form 8-K filing of the investor presentation, which will be reviewed during today's conference call, and the risk factor section of Cascade's most recent annual report on Form 10-K filed with the SEC on March 29, 2013.

These risks, as well as other risks associated with the merger will be more fully discussed in the joint proxy statement prospectus that will be included in the registration statement on Form S-4, that will be filed with the SEC in connection with the merger.

Forward-looking statements are effective only as of the date they are made, and Cascade assumes no obligation to update or publish revised forward-looking statements to reflect the occurrence on unanticipated events or circumstances after the date hereof.

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration r qualification under the securities laws of any such jurisdiction.

In connection with the proposed merger between Cascade and Home, Cascade will file with the SEC a registration statement on Form S-4 which will include a joint proxy statement of Cascade and Home, but also constitutes a prospectus.

Cascade and Home will deliver the joint proxy statement and prospectus to their respective shareholders. Cascade and Home urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information about the proposed merger.

You may obtain copies of all documents filed with the SEC regarding this transaction free of charge at the SEC's Web site, www.SEC.gov. You may also obtain these documents free of charge from, one, Cascade's Web site, www.botc.com, under the heading "about us," and then under the heading, "investor relations," and then under the heading, "investor information," and then under the tab, "SEC filings."

Or, too, Cascade, upon written request to Cascade Bancorp, attention, investor relations, 1100 Northwest Wall Street, P.O. Box 369, Bend, Oregon 97701.

Or from Home's Web site, www.myhomefed.com/ir, under the heading, "SEC filings, ownership and forms." Or from Home upon written request to Home Federal Bancorp, Inc., attention Eric S. Nadeau, CFO, 500 12th Avenue, South, Nampa, Idaho, 83651.

Well, thank you, and I will now turn the proceedings over to Cascade's president and CEO, Terry Zink.

Terry?

TERRY ZINK - PRESIDENT & CEO, CASCADE BANCORP & BANK OF THE CASCADES: Thank you, Andy. That was riveting.

And I'd like to welcome those of you who are joining us on today's call to discuss our third quarter results and also to discuss the company's strategy and plans.

I hope you've had a chance to review yesterday's press release, announcing the filing of our 10-Q. It's also available at our Website -- I'm going to sound like Andy here -- at botc.com.

With me on the call today are Ryan Patrick, the chairman of the board for Cascade Bank; Greg Newton, our chief financial officer, who's going to discuss the Q3 results just a little later on.

But one of the things I want to do is summarize some of the quarter highlights and then talk a little bit about the bank.

We continue to see revenue increase at a -- at a very good clip. We continue to grow both loans and deposits at a double-digit annualized pace, which is actually keeping ahead of our peer group. We improved our NIM in the third quarter to 3.81 and expect to continue to see improvement there. And our credit quality continued to improve, with progress underscored by the lifting of all regulatory agreements.

I think this is a pivotal time for our organization, and I'd like to take the opportunity to talk a little bit about Cascade's history, its progress and its ongoing ambition.

I find the Cascade story very unique. I'd like to, I guess, begin at the end of the story, which is where we are today, and that's the recent announcement of our agreement to acquire Home Federal Bank. I think that's an exclamation point on a remarkable story, and one which underscores the impact that loyal customers can have on their community.

Many investors will recall the sustained growth and strong profitability of Cascade for over 25 years prior to the real estate bust that triggered the 2008 economic crisis and recession.

During that span of time, Cascade had grown a footprint throughout communities in Oregon and Idaho's Boise-Treasure Valley.

I think Cascade was proud to serve among the premier community banks in the Northwest, have built a valuable core deposit franchise which, as it turns out, proved to be sustainable due to its essential focus on customer relationships.

I know relationship banking is often an over-used catch phrase, but in the case of Cascade, those relationships and customers were both integral and pivotal to Cascade's ability to manage through a severe challenge and also remains the foundation for a revitalization of our company.

There's a few milestones that I'd like to just point out to those -- especially being this is a -- this is our first earnings call that we've had since I joined the bank in 2012, and so, kind of looking back and giving you a little bit of the history of where we stand.

Cascade raised capital in early 2011 and a plan was put in place to return the company to profitability, kind of built on a foundation of strong core deposits with sound credit quality.

Leadership successfully engineered the trust-preferred debt payoff, despite the frozen trust market in 2011. We had a bulk sale of NPAs, that was executed in the same year, to begin a remediation of legacy assets. And leadership continued this proactive resolution to where, today, we find our classified asset ratio is now at a level below 30 percent.

We grew both loans and deposits at a double-digit rate so far in 2013, outpacing our peer group. We engineered a return to core profitability and recaptured $52 million of DTA in Q2 of 2013. These accomplishments culminated in removal of all regulatory agreements in 2013.

Just last month we completed the acquisition of branch deposits from American West Bank and announced the Home transaction during the go-shop period, underscoring our history of focused action.

So in what -- I guess what I would be saying is Cascade is back. The core deposit franchise is intact and growing. Our footprint is projected to grow at a top pace nationally and regional.

We appreciate that the heart of BOTC are the customers that saw us through the recession of a lifetime, and remain the foundation and the focus of the emerging Cascade.

Through this period of time, the Cascade has continued to donate time and resources to help our communities thrive. In that regard, I'm happy and proud the Bank of the Cascades has been recognized as the 2013 corporate philanthropy award winner for Oregon in small business, given by the Portland Business Journal.

It's truly an honor that we have to give back to our local nonprofit organizations, but it's also a way that community banks differentiate themselves in their market. They do become part of the community, and the community thrives because of our existence and we thrive because of the community.

Despite our progress, though, there is further to go, principally around improving efficiency and also improving our financial returns.

You may be aware that Cascade has $1.4 billion in assets. But what I would tell you is we have an infrastructure capable of -- of supporting a much larger institution. And we used to be a much larger institution, prior to the recession. Thus, efficiency and ROA are performing at -- below peer averages.

When I came on board in 2012, we established a five-year plan for Cascade. The very first thing on our agenda was to remediate the credit problems that the bank had and to clear all regulatory agreements.

I feel very proud today to tell you that -- that that has been accomplished. Our credit quality is now trending among the best in the industry. And we are free of all regulatory agreements.

That had to be our number one priority for the first 18, 19 months that I was here.

But now, as we look toward the future, our next three years, we plan to grow. We plan to grow to a $3 billion to $5 billion community bank in the Pacific Northwest. We want to build consequential market share in every key market.

And what I mean by that is we want to be able to be a dominant market share participant in every market that we serve. We really are targeting tier 2 markets with projected growth rates exceeding the national regional averages.

We are focused on growing a top core deposit franchise, and we want to continue to achieve organic growth greater than our peer banks.

We want to improve efficiency and financial returns. What I mean by that is, we want a right-sized infrastructure and the delivery channels, and achieve financial returns that are above the peer group average.

Clearly, the home deal that was announced on October 23rd is expected to be a significant step towards those goals. For example, Cascade and Home Combination should result in consequential market shares in our key markets, including we will solidify our number one ranking in market share in Central Oregon.

The result in 1 million -- we'll be number one in community banking in Boise, and that's with banks that have $10 billion in assets and less. That's how we're defining a community bank.

And with the addition of Homes Eugene franchise, we are expected to increase our total deposits in our Southern Oregon market by 50 percent.

Cascade and Home provides an opportunity to right-sized branch distribution. 50 percent of our branches are within half a mile of each other. Cascade and Home stands to have improved profitability and growth potential. We want to leverage the infrastructure from I.T. to ops to management and to leadership.

With respect to the timing of the transaction, we anticipate seeking shareholder approval from both companies in Q1 2014, and we'd expect to close shortly thereafter.

The timing of our integration and systems conversion will be as soon as it's prudent. We're not going to do things faster than we should, and we're making sure that the objective is to have a smooth and seamless transaction for our customers.

To assure success, we have engaged KPMG to provide project management and oversight with integration. With over 400 integrations under their belt, they're assuring us that this is an event that they're capable of taking on, and our team is standing ready to work with them.

We look forward to the cross functional teams from both banks working together, resulting in a good experience for our customers, and the joining of forces with Home's great team of bankers.

What I'd like to do now is, I'd like to turn it over to Greg Newton, our CFO, who will briefly discuss the third quarter results with you, right?

GREGORY NEWTON -- EXECUTIVE VICE PRESIDENT & CFO, CASCADE BANCORP: Thanks, Terry.

The third quarter, as Terry mentioned, includes continued financial progress. Revenue grew. We did well in growing both loans and deposits. And we improved our NIM to -- to 3.81 percent from the prior quarter. That was largely due to the payoff of some FHLB advances that were carrying a higher cost at that time.

And our credit quality, as Terry mentioned, continues to improve. So, we're -- we're really pleased with the headlines.

Starting with a balance sheet, our cash has remained very high due to the increase in deposits that I'll discuss later.

Strategically, you should know our investment portfolio has been in a runoff mode since last year end to reduce our duration risk. So, investments are down about $17 million for the linked quarter, and $58 million are over 20 percent on year-to-date basis.

Loans were up $27 million for the quarter, continuing our trend of greater than 10 percent annualized pace of -- of building our loan book. Our progress in that respect was made across the board with production momentum attributable to, yes, an improving economy, but also, the effectiveness of our teams, and the lessening, frankly, of loan runoff that was related to our remediation of legacy loans in the past.

Deposits were also quite strong for the quarter, buoyed by new and expanding relationships across the footprint. Some of that inflow was related to bond proceeds deposited by a public fund customer. We expect some of these amounts will be redeployed, possibly muting our rate of deposit growth in Q4 and possibly even the first quarter of '14.

At the same time, this deposit activity, as it -- as these excess funds run off a little bit, should buoy our NIM, as well, as we reduce our overnight funds balances.

On the income statement, I'd highlight the progress in revenues, especially net interest income, which was up 5 percent on a linked quarter basis. This was due to increasing loan volumes, as well as a lower cost of funds related to that payoff of FHLB advances.

As well, non-interest income advance, we continue to have stronger mortgage revenue for the quarter. This was generally concentrated early in the quarter. And, like other banks, we're seeing a reduced pace of refinance activity, and so volumes in that respect. However, we anticipate the revenue from our build of two lines of business will replace a good portion of that slowing mortgage production peek.

First, we have added scale to our SBA production team. These specialists have been adding to our SBA loan held-for-sale pipeline. And we expect to harvest that going forward.

Second, we're now offering qualified customers interest rate swap product. This helps the marketing rates while the bank hedges its interest profile by receiving floating rates on those obligations.

We are truly pleased that we have the skill set on our team to deliver this kind of a product to customers.

We're also focused on long-term improvements in our efficiency, which Terry has already described.

I will take, and just comment, on one important aspect of that, which is, the remediation of legacy problem loans is declining. And, therefore, we're expecting to see continued improvement in our credit remediation costs in the future.

With respect to credit quality, virtually every credit metric shown -- has shown in significant improvement over the past year, as we have aggressively attacked the remediation of those assets.

The combination of an improving economy and the hard work of our credit professionals have had a dramatic impact on this turnaround.

We also are continuing to focus, and expect that trend to continue. And I note that our 2 percent A triple L is very ample, considering our improving circumstances.

Finally, we're very pleased with the continued progress on our improving bottom line. Pre-tax income was up 15.7 percent from the year-ago quarter, and has been improving in recent quarters, as well. I would note that we -- that our return to profitability and the related recapture of our DGA last quarter -- we're now recording book tax in expense that should be increasing to about a 30 percent effective rate over time.

So, our net income -- after tax, that is -- after $0.6 million about of tax -- was $1.6 million for the quarter. I would remind folks that happily, our tax -- with our tax profile, we don't expect to be cutting checks for the IRS for a while. So, our pre-tax earnings are really a proxy for cash earnings.

And for those that study regulatory aspects of banking, as an aside, we believe this situation, particularly, allows the Cascade-Home combination to grow our regulatory capital faster than book income suggests.

Finally, and as Terry commented earlier, we're committed to improving our earnings and efficiency. The Home transaction is a transformational opportunity to improve these metrics and become a top-tiered Northwest bank with a terrific core deposit franchise.

We demonstrated an ability to set our course and to execute to our objectives. And to that end, I can assure you the entire Cascade team is committed.

Thanks, Terry. And back to you for Q&A.

ZINK: Thanks, Greg.

One of the things I'd like to -- to stress is that we continue to be pleased. As Greg said, we -- when we -- our pre-tax income this year, roughly $2.1 million, is the way that -- that we should be viewed. And we continue to look at regulatory capital growing at a much faster clip due to the DTA.

So, overall, third quarter was a -- was a very decent quarter for us. And we feel that -- again, I hate to be redundant, but we feel that Cascade is back, and that we -- our opportunities are really good for the future.

So, with that, Giovanni, I'd like to open it up to -- to questions from anybody in the -- from the callers.

OPERATOR: Thank you.

The floor is now open for questions. If you do have a question, please press star, one on your telephone keypad at this time.

Questions will be taken in the order they are received. If at any time your question has been answered, you can remove yourself from the queue by pressing one.

If you're using a speaker phone, we ask (INAUDIBLE) posing your question that you pick up your headset to provide available sound quality.

Again, ladies and gentlemen, if you do have a question or comment, please press star-one on your telephone keypad at this time.

And our first question comes from Jeff Rulis.

JEFF RULIS: Thanks. Good afternoon.

ZINK: Hi, Jeff. How you doing?

RULIS: Good.

A question on the -- well, just to follow up, Greg, on the -- on the tax front. I guess you guys are sort of treating the recovery a little differently. I guess, so going forward, you're going to be at a 30 percent tax rate. Is that what...

NEWTON: Right. And it will be building as our profitability increases, of course.

RULIS): OK. got it.

ZINK: Jeff, I think...

NEWTON: Well, for the quarter, see, it was lower because we had some other tax deals, so it's going to building toward that 39 percent marginal rate over time.

RULIS: OK. All right. And then the -- I guess on the margin side, you suggested a few things in there, you know, that the public -- the outflow of the public funds and some other things. Is there any tail on that FHLB pre-payment that -- that would benefit still in Q4? I guess, a little more color on -- you sounded pretty positive on margins continuing to expand. Any additional detail on what's moving -- going in and out of that figure?

NEWTON: Again, the main driver will be a reduction in cash over -- over time. And so, that -- basically, that's unsold. So at 10 basis points or thereabouts, we're -- we'll be reducing that. So the NIM will look more attractive for that point of view because our earning assets, the denominator, will be declining.

And then also I will say that some of the loan volume was booked later in the quarter, so we're expecting the fourth quarter's yield to also improve a bit.

RULIS: I guess while you're on that, you know, the pipeline going into Q4, then, looks fairly positive on the -- on the loan growth side?

ZINK: Yes, I think -- Jeff, this is Terry -- I think the pipeline -- one of the things that we -- we had a very good quarter in third quarter, but we also had a huge amount that rolled over into fourth quarter. And so our pipeline is -- is I would say fairly substantial. And we believe that we will see pretty good growth in fourth quarter and it will come early in the quarter, which means that the NIM should actually be reflected in the fourth quarter.

RULIS: And then maybe one last one, if I could, on the deposit. Just kind of looking for strategy here. I mean, it sounds like, you know, if you roll in the deposits from America West and then eventually Home, you know, it could push that loan-to-deposit ratio quite a bit lower.

Any thought on managing that figure? I mean, you're generally bringing on -- it sounds like you're making some efforts to bring in funding, but is that a concern at all? Or, I guess, any strategy on managing the deposit base going forward?

ZINK: You know, we continue to look for ways to grow the portfolio. One of the things that we're active in and we will continue to be active in when we complete the Home transaction is that we -- we have a team that's fairly sophisticated for a normal community bank.

And so our ability to -- to go out and do the shared national credits that we're doing, our ability to do swaps, for example, most community banks send that out. We are actually able to reap the full reward of it by having a team here that is capable of doing that.

And so, we are also looking at a couple of niche markets where we believe we have the strength and the expertise to get into. And we'll be looking at doing that as we move through 2014.

You know, our primary focus in 2014 will be the Home transaction and making sure that that's fairly seamless. We do recognize that once that transaction is done that we will have some excess deposits that we'll have to put to use. And we're pretty sure that we've got the right strategy to do that. And so we're going to move forward in the same direction we've done.

If you look at our -- our asset growth rate, you know, it's really performing at about twice our peer group average because of our ability to have a fairly sophisticated lending group in the -- in the bank.

RULIS: OK. Thanks.

ZINK: Thanks, Jeff.

OPERATOR: Thank you.

Our next question comes from Elon Glucklich.

ELON GLUCKLICH -- REPORTER, THE BULLETIN: Yes, hey, thank you. This will be very quick.

Terry, you mentioned earlier that, you know, assuming the acquisition, you know, is finalized, that 50 percent of your guys branches would be within half-a-mile of each other. You know, to what extent do you think you guys will be doing either consolidation or, you know, is branch closure something that you're going to be looking at just to maybe eliminate some redundancy?

ZINK: Yes, Elon, thanks for that. Yes, we -- we believe that there's absolutely going go be -- I mean, if you look and you see a Home branch across the street from a Cascade branch, you can pretty much rest assured that we are not going to have both of them.

We haven't gone through and actually come up with an exact number, but -- but I think for the most part there are going to be redundancies and we are going to -- we are going to -- and I would tell you that it's not a one-sided thing. I mean, it's not where, you know, we say, "Well, we're going to take out all the Home branches that are within a half-mile of a Cascade branch."

We're going to pick the best locations and the best economics and move forward with that. But there is substantial overlap and I think that I can -- I can assure you that we are going to -- to get our efficiency ratios and our return on this to be in line with what you would expect.

GLUCKLICH: Yes, OK. Something you guys will be looking at moving forward as you get closer to that.

ZINK: Absolutely. I mean, we're -- we're working on it now. We're, you know that's been a primary goal of ours since announcing the transaction to figure out the go-forward organization and to lay plans to execute that.

GLUCKLICH: Got it. Thank you very much.

ZINK: You're welcome.

OPERATOR: Thank you.

Our next question comes from Jackie Chemeroff.

ZINK: Hi, Jackie. How are you doing?

JACKIE CHEMEROFF: Good. How are you?

ZINK: Doing well. Thanks.

CHEMEROFF: I wondered if you could touch a little bit, back just on the loan. I know that you said the pipeline was really good and everything going forward. Some of the commercial growth you had in the quarter, was that some of the shared national stuff you did in the second quarter? Or was that other commercial developments?

ZINK: I'm not sure I understand.

Well, what we did in the third quarter, we did have some stick lining that took place in the third quarter, although not -- not that much. Mostly it was organic growth within the footprint.

CHEMEROFF: So, if you -- if you looked at the lenders and the footprint and everything that you've accomplished over, you know, since you joined the bank in 2012, where would you say that you are now versus where you were then in terms of lending out, if you've been just going out and drumming up business and things like that?

ZINK: I would say, and I don't mean this to sound the least bit arrogant, but I would tell you that it is 180 degrees different than it was when I came on board in 2012. It has -- and, you know, and I'll humble this down a little bit in the sense that it has -- it doesn't have that much to do with me. It has to do with the fact that for the prior four years, our lenders and the bank were struggling to survive.

We were hanging off the edge of the cliff and people were -- we were deleveraging the balance sheet as quickly as we could. And people were playing defense. There really was no offense being played at all. We had the opportunity when I came on board -- Dan Lee came on board as our chief credit officer. Chip Reeves came on board with me as our chief banking officer.

And we said, "We're going to -- we're going to remediate credits and we're going to -- we're going to get credit quality to where it needs to go, but we are going to grow this bank." And so, we took our lenders away from playing defense. We said, "You guys let credit worry about the stuff." We put them back out on the field and said "go play offense."

And you can see the results. I mean, for -- for the past 18 months, our -- our asset growth has outpaced our peer group almost, you know, two to one. And I do think that we have a really great lending team that's in place. But I think for four years, it was like having guard dogs at your property that you chained up. And so they were as good as the length of the chain, and that was it.

And so what I would tell you now is that we have a very good process in place. We have good lenders in place. We had some turnover. We've gotten good lenders in place. And we are growing in every single market that we serve. And I think -- I feel very, very good about where we are as an organization with our process and our loan growth.

And most importantly, and I, you know, I would give a tremendous amount of credit to our credit team and Dan Lee and his leadership in that our credit quality is now, you know, being held up as an industry good, where before you could look at it and say, you know, it was probably the opposite of that.

And so, all in all, I feel exceptionally proud of where our team is today and the growth that we've accomplished. But again, you know, we still -- we still need to grow the bank. We need to continue to get the other parts of our business, and that's why the Home transaction is so valuable for us.

I know Greg used the term "transformational," but that's exactly what it is because it puts us back into an infrastructure size that -- it is comparable to the size of the bank. And so our efficiency ratios are going to be below pure averages, and -- and we're going to continue to -- to grow revenue at a good clip.

CHEMEROFF:

So, I mean, obviously from an external perspective, you know, you know, it looks like things are getting back to normal. You've had your regulatory oversight. You know, that overhang has been lifted and things are going back. But then it sounds like from an internal perspective, things are kind of back to normal, as well, then, too.

ZINK: Yes, I would say so. I think, you know, it -- it feels good around here. Now, I will tell you -- you know, one of the things I always tell people, in my world everything is great, because when I see people they all tell me it's great.

And so -- but I do see a lot of people doing a lot of stuff, and there's been a tremendous amount of activity. When I talk about the pipeline for fourth quarter being substantial, it's activity. I mean, it's -- you know, when we see this stuff that's going in there, there are a lot of deals that are flowing in there. And keep in mind, our credit quality is good, so we're not saying yes to everything. But we are having a lot of activity, and we're getting back some of the customers that we lost when the crisis was -- was at its heights.

And so we're -- we're rebuilding -- we were a fairly large bank, community bank before the crisis. And -- and so we are -- our brand has -- has a good, iconic brand in the Oregon market, and it's starting to establish itself pretty well in Idaho. Mike Mooney and his team over in Idaho have done a great job of growing the franchise in the Treasure Valley and starting to bring that back.

CHEMEROFF: OK.

And then -- I guess, just lastly, probably a question for Greg, when you were talking about the run-off in the securities portfolio, how do you feel about that in terms of the movement in rates we've seen over the last couple of weeks or so?

NEWTON: Well, I guess I'd look at it as -- as another piece of evidence that this team is doing a lot of -- is setting in motion a lot of the right things and then executing on it. So we basically traded out of building a securities portfolio in favor of some floating rate instruments, including the SNCs that Terry mentioned. So we're real pleased that -- that we didn't put on another $50 million or $70 million of securities at just the wrong time.

We're actually looking at this higher sloping yield curve as -- as an opportunity, because I don't thinks are going to run away from us too far. But I'm pretty pleased that -- that we undertook the right strategy at the right time.

CHEMEROFF: OK.

So just as rates move up there could be a little bit of security purchases helping alongside the loan growth as well for the cash deployment?

NEWTON: I think that's -- that's right. Terry's -- I think Jeff Rulis asked the question, OK, you're going to have a lot of resources. How are you going to deploy them? And we have organic production. I think we have the skillsets to do some wholesale activity. And that includes selective securities acquisition.

CHEMEROFF: OK, great. Thank you both very much for the color and clarity. I appreciate it.

Male: Thanks, Jackie.

OPERATOR: Thank you.

And there appear to be no further questions at this time.

ZINK: OK, Giovanni, thank you for -- for your help, and thank everybody for taking the time this afternoon for our -- our first earnings call in a long time. And I look forward to bringing you more good news as we move forward. So thanks for participating today.

END